Exhibit 99.3

Franco-Nevada Corporation

CONSOLIDATED BALANCE SHEETS

(unaudited, in millions of US dollars)

	September 30,	December 31,
	2012	2011
ASSETS
Cash and cash equivalents (Note 4)	$951.2	$794.1
Short-term investments (Note 5)	179.4	16.7
Receivables	77.8	79.1
Prepaid expenses and other	21.8	4.5
Current assets	1,230.2	894.4

Royalty, stream and working interests, net	1,925.2	1,912.1
Investments (Note 5)	121.8	74.4
Deferred income tax assets	8.9	10.6
Other	22.8	9.5
Total assets	$3,308.9	$2,901.0
LIABILITIES
Accounts payable and accrued liabilities	$38.1	$35.9
Current income tax liabilities	10.5	7.4
	48.6	43.3
Deferred income tax liabilities	39.1	23.5
Total liabilities	87.7	66.8
SHAREHOLDERS’ EQUITY (Note 10)
Common shares	3,112.3	2,803.6
Contributed surplus	48.9	99.5
Deficit	(60.8)	(135.5)
Accumulated other comprehensive income	120.8	66.6
Total shareholders’ equity	3,221.2	2,834.2
Total liabilities and shareholders’ equity	$3,308.9	$2,901.0

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors and authorized for issue on November 6, 2012

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of US dollars, except per share amounts)

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Revenue (Note 6)	$105.2	$113.3	$312.9	$292.7
Costs and expenses
Cost of sales (Note 7)	14.3	16.2	45.5	45.9
Depletion and depreciation	31.2	34.7	93.9	97.4
Corporate administration (Notes 8 & 10(c))	4.2	4.4	11.6	12.4
Business development	0.5	0.5	1.7	1.3
	50.2	55.8	152.7	157.0
Operating income	55.0	57.5	160.2	135.7
Foreign exchange gain/(loss) and other income/(expenses)	8.3	(1.2)	9.6	(6.7)
Loss from equity investee	—	—	—	(1.7)
Gain on sale/acquisition of investments/Gold Wheaton	—	6.2	—	11.9
Income before finance items and income taxes	63.3	62.5	169.8	139.2
Finance items
Finance income	3.5	1.3	8.2	2.9
Finance expenses	(0.3)	(0.2)	(0.9)	(2.1)
Net income before income taxes	$66.5	$63.6	$177.1	$140.0
Income tax expense (Note 9)	14.5	19.5	41.4	41.4
Net income	$52.0	$44.1	$135.7	$98.6
Other comprehensive income (loss):
Other comprehensive loss from equity investee	—	—	—	(0.9)
Unrealized change in market value of available-for-sale investments, net of income tax (Note 5)	15.0	(1.0)	16.2	(5.2)
Realized change in market value of available-for-sale investments	—	(6.2)	—	(16.8)
Currency translation adjustment	45.2	(55.6)	38.0	(21.5)
Total comprehensive income (loss)	$112.2	$(18.7)	$189.9	$54.2
Basic earnings per share (Note 11)	$0.36	$0.35	$0.95	$0.80
Diluted earnings per share (Note 11)	$0.35	$0.34	$0.94	$0.79

The accompanying notes are an integral part of these interim consolidated financial statements.

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of US dollars, except share amounts)

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Cash flows from operating activities
Net income	$52.0	$44.1	$135.7	$98.6
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depletion and depreciation	31.2	34.7	93.9	97.4
Loss from equity investee	—	—	—	1.7
Other non-cash items	0.1	(0.6)	0.2	1.1
Deferred income tax expense (Note 9)	8.8	7.6	14.5	9.2
Share-based payments (Note 10(c))	0.6	0.9	2.3	3.7
Unrealized foreign exchange (gain) loss	(0.4)	(3.7)	0.1	1.3
Mark-to-market on investments	(7.3)	(6.2)	(9.9)	(6.2)
Mark-to-market on conversion feature of note receivable	—	2.4	—	2.9
Mark-to-market gain on Gold Wheaton shares	—	—	—	(13.4)
Changes in non-cash assets and liabilities:
Decrease (increase) in receivables	(5.1)	6.8	1.2	16.8
Increase in prepaid expenses and other	(6.2)	0.9	(18.7)	(0.6)
(Decrease) increase in accounts payable and accrued liabilities	(4.7)	1.1	(0.2)	(7.3)
Net cash provided by operating activities	69.0	88.0	219.1	205.2
Cash flows from investing activities
Proceeds on sale of short-term investments	28.2	14.4	184.2	237.9
Purchase of short-term investments	(175.9)	(6.1)	(343.0)	(77.7)
Acquisition of interest in oil & gas properties	—	—	(2.0)	—
Proceeds on sale of investments	—	15.0	—	15.0
Acquisition of working interest in oil & gas properties	—	—	(43.9)	—
Acquisition of interests in mineral properties	(0.2)	—	(40.2)	(35.0)
Purchase of investments	—	—	(18.6)	(4.2)
Purchase of oil & gas well equipment	(0.9)	(0.5)	(13.9)	(1.7)
Acquisition of Gold Wheaton, net of cash acquired	—	—	—	(379.0)
Net cash (used in) provided by investing activities	(148.8)	22.8	(277.4)	(244.7)
Cash flows from financing activities
Credit facility amendment costs	—	(0.2)	—	(0.6)
Proceeds from drawn credit facility	—	—	—	164.6
Repayment of credit facility and secured notes	—	—	—	(172.7)
Payment of dividends	(21.7)	(15.1)	(55.8)	(33.8)
Proceeds from exercise of warrants	62.1	1.0	241.4	1.0
Proceeds from exercise of stock options	13.2	7.9	14.4	12.7
Net cash (used in) provided by financing activities	53.6	(6.4)	200.0	(28.8)
Effect of exchange rate changes on cash and cash equivalents	16.4	(21.0)	15.4	(12.0)
Net increase (decrease) in cash and cash equivalents	(9.8)	83.5	157.1	(80.3)
Cash and cash equivalents, beginning of period	961.0	250.2	794.1	413.9
Cash and cash equivalents, end of period	$951.2	$333.6	$951.2	$333.6
Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$0.1	$0.1	$0.6	$0.8
Income taxes paid during the period	$13.9	$7.7	$36.7	$37.2

The accompanying notes are an integral part of these interim consolidated financial statements.

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited, in millions of US dollars)

	Share capital	Contributed Surplus	Accumulated other comprehensive income	Deficit	Total Equity
	(Note 10)
Balance at January 1, 2012	2,803.6	99.5	66.6	(135.5)	2,834.2
Net income	—	—	—	135.7	135.7
Other comprehensive income	—	—	54.2	—	54.2
Total comprehensive income	—	—	—	—	189.9
Exercise of stock options	18.8	(4.4)	—	—	14.4
Exercise of warrants	289.6	(48.2)	—	—	241.4
Share-based payments	—	2.3	—	—	2.3
Vesting of retricted share units	0.3	(0.3)	—	—	—
Dividends declared	—	—	—	(61.0)	(61.0)
Balance at September 30, 2012	3,112.3	48.9	120.8	(60.8)	3,221.2

Balance at January 1, 2011	1,913.2	59.0	79.9	(71.5)	1,980.6
Net income	—	—	—	98.6	98.6
Other comprehensive loss	—	—	(44.4)	—	(44.4)
Total comprehensive income	—	—	—	—	54.2
Issuance of common shares on Gold Wheaton acquisition	402.4	—	—	—	402.4
Acquisition of royalty interests	33.7	—	—	—	33.7
Exercise of stock options	21.8	(9.1)	—	—	12.7
Share-based payments	—	3.7	—	—	3.7
Exercise of warrants	1.1	(0.1)	—	—	1.0
Value of Gold Wheaton warrants and stock options upon acquisition	—	40.5	—	—	40.5
Vesting of retricted share units	0.3	(0.3)	—	—	—
Equity financing	0.2	—	—	—	0.2
Dividends declared	—	—	—	(40.5)	(40.5)
Balance at September 30, 2011	2,372.7	93.7	35.5	(13.4)	2,488.5

The accompanying notes are an integral part of these interim consolidated financial statements.

Franco-Nevada Corporation

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2012 and 2011 (Unaudited, in millions of US dollars, except share amounts)

Note 1 - Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in North America and South Africa. The portfolio includes over 300 royalties and streams covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on theToronto Stock Exchange and the NewYork Stock Exchange and the Company is domiciled in Canada.The Company’s head and registered office is located at 130 King Street West, Suite 740,Toronto, Ontario, Canada.

Note 2 - Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”. These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2011 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual financial statements for the year ended December 31, 2011.

These condensed interim consolidated financial statements were approved for issuance on November 6, 2012, the date the Board of Directors approved these financial statements.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented.The results of operations for the three and nine months ended September 30, 2012 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the interim consolidated financial statements.

Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

Note 3 - Acquisitions

a)             Cobre Panama Precious Metals Stream

On August 20, 2012, the Company announced the acquisition of a precious metals stream on Inmet Mining Corporation’s (“Inmet”) Cobre Panama copper project in Panama (“Cobre Panama”). Franco-Nevada has committed to fund a $1.0 billion deposit for development of the Cobre Panama project, to be drawn down on a 1:3 ratio with Inmet’s funding after Inmet’s aggregate funding for the project has exceeded $1 billion.The capital required for the development of Cobre Panama is estimated to be $6.2 billion, with Inmet’s portion being $4.8 billion. Franco-Nevada expects to fund the $1 billion in stages with the first draw expected in mid 2013.

Under the terms of the precious metals stream agreement, Franco-Nevada will pay $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation) for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver, respectively, delivered to Franco-Nevada under the agreement. Thereafter, Franco-Nevada will pay the greater of $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation), respectively, and one half of the then prevailing market price.The gold and silver delivered under the precious metals stream agreement is indexed to the copper in concentrate produced from the Cobre Panama project.

b)             Timmins West Royalty and Equity Investment

On February 29, 2012, the Company acquired a 2.25% net smelter return (“NSR”) royalty from Lake Shore Gold Corp. (“Lake Shore”) on theTimmins West Complex located in Ontario for $35.0 million in cash. In addition, the Company acquired 10,050,591 common shares of Lake Shore for C$15.0 million.

c)              Weyburn Unit

On February 23, 2012, the Company acquired an additional 1.15% Weyburn Unit working interest for C$55.5 million, increasing its total working interest in the Weyburn Unit to approximately 2.26%.

Both the Timmins West and Weyburn Unit acquisitions have been accounted for as asset acquisitions.

Note 4 - Cash and cash equivalents

As at September 30, 2012, cash and cash equivalents were primarily held in Canadian and US denominated treasury bills, interest bearing cash deposits and highly-liquid corporate bonds.

	At September 30,	At December 31,
	2012	2011
Cash deposits	$155.5	$122.2
Term deposits	500.4	253.4
Treasury bills	68.3	353.5
Canadian federal and provincial government bonds	60.3	44.4
Corporate bonds	166.7	20.6
	$951.2	$794.1

Note 5 - Investments

	At September 30,	At December 31,
	2012	2011
Short-term investments:
Canadian dollar denominated treasury bills	$106.6	$0.1
Term deposits	45.0	—
Government bonds	27.8	—
Corporate bonds	—	16.6
Total short-term investments	$179.4	$16.7
Non-current investments:
Equity investments	103.1	67.3
Convertible debentures	3.6	1.9
Warrants	15.1	5.2
	$121.8	$74.4

Short-term investments

These investments have been designated as available-for-sale and, as a result, have been recorded at fair value with unrealized gains and losses recognized in other comprehensive income.

Non-current investments

These investments have been designated as available-for-sale and, as a result, have been recorded at fair value with unrealized gains and losses recognized in other comprehensive income with the exception of warrants which are recorded in other income/expense. The Company owns equity interests in various publicly-listed and private companies which the Company purchased through the open market.

As at September 30, 2012, the market value of these investments, excluding the warrants, increased compared to their market values at June 30, 2012 and the Company recorded a net unrealized gain of $15.0 million (2011 - loss of $1.0 million), net of an income tax expense of $2.3 million (2011 - income tax recovery of $2.3 million) in the consolidated statement of income and comprehensive income for the three months ended September 30, 2012.

As at September 30, 2012, the market value of these investments, excluding the warrants, increased compared to their market values at December 31, 2011 and the Company recorded a net unrealized gain of $16.2 million (2011 - loss of $5.2 million), net of an income tax expense of $2.6 million (2011 - income tax recovery of $4.9 million) in the consolidated statement of income and comprehensive income for the nine months ended September 30, 2012.

Note 6 - Revenue

Revenue is comprised of the following:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Mineral Royalties	$51.0	$43.6	$137.2	$111.9
Mineral Streams	45.8	61.2	147.8	154.2
Oil & Gas Interests	8.4	8.5	27.9	26.6
Total	$105.2	$113.3	$312.9	$292.7

Included in receivables is $18.3 million (December 31, 2011 - $18.4 million) subject to provisional price adjustments which are marked-to-market at each reporting period with the change being recorded in revenue in the period. These contracts relate to gold and platinum group metal sales which settle at a future date.

Note 7 - Cost of sales

Cost of sales comprises:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Cost of stream sales	$10.7	$13.7	$35.4	$38.5
Production taxes	2.5	2.1	7.6	6.2
Oil & gas operating costs	1.1	0.4	2.5	1.2
Total	$14.3	$16.2	$45.5	$45.9

Note 8 - Related party disclosures

Key management personnel include the executive management team. Compensation for key management personnel of the Company was as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Short-term benefits(1)	$0.6	$0.6	$1.8	$1.7
Share-based payments(2)	0.4	0.5	1.5	2.2
Total	$1.0	$1.1	$3.3	$3.9

(1)         Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.

(2)         Represents the vesting of stock options and RSUs earned during the period.

Note 9 - Income taxes

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Current income tax expense	$5.7	$11.9	$26.9	$32.2
Deferred income tax expense	8.8	7.6	14.5	9.2
Total	$14.5	$19.5	$41.4	$41.4

A reconciliation of the provision for income tax taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statements of income and comprehensive income for the three and nine months ended September 30, 2012 and 2011, are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Net income before income taxes	$66.5	$63.6	$177.1	$140.0
Statutory tax rate	24.40%	26.22%	24.40%	26.22%
Tax expense at statutory rate	16.2	16.7	43.2	36.7
Reconciling items:
Recognition of previously unrecognized tax benefit	—	—	(0.8)	—
Income/expenses not taxed/deductible	(2.2)	(1.0)	(2.5)	1.0
Differences in foreign statutory tax rates	2.8	1.3	7.4	2.3
Differences due to changing future tax rates	(0.2)	0.2	0.6	(0.8)
Foreign withholding tax	0.2	0.1	(2.7)	1.8
Temporary differences subject to initial recognition exemption	0.4	0.3	0.9	1.3
Gain on Gold Wheaton shares	—	—	—	(1.4)
Indexation of mineral properties in foreign jurisdiction	(0.2)	(0.2)	(1.3)	(0.3)
Unrealized foreign exchange on translation	(1.1)	—	(1.5)	—
Other	(1.4)	2.1	(1.9)	0.8
Income tax expense	$14.5	$19.5	$41.4	$41.4

Note 10 - Shareholders’ equity

a)             Common shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 146,547,402 common shares) having no par value and preferred shares issuable in series (issued nil).

During the nine months ended September 30, 2012, the Company issued 8,183,710 common shares upon the exercise of warrants and stock options and the vesting of restricted share units for proceeds of $255.6 million.

b)             Dividends

During the three months ended September 30, 2012, the Company declared dividends in the amount of $22.1 million (2011 - $15.2 million), or $0.15 per share (2011 - $0.12 per share). During the three months ended September 30, 2012, the Company paid dividends in the amount of $21.7 million (2011 - $15.1 million), or $0.15 per share (2011 - $0.12 per share).

During the nine months ended September 30, 2012, the Company declared dividends in the amount of $61.0 million (2011 - $40.5 million), or $0.42 per share (2011 - $0.32 per share). During the nine months ended September 30, 2012, the Company paid dividends in the amount of $55.8 million (2011 - $33.8 million), or $0.39 per share (2011 - $0.27 per share).

At September 30, 2012, included in accounts payable is an amount of $22.1 million related to declared dividends for the months of October, November and December 2012 (December 31, 2011 - $16.5 million).

c)              Stock-based payments

During the three months ended September 30, 2012, no stock options were granted (2011 - Nil). During the nine months ended September 30, 2012, 25,000 stock options were granted (2011 - Nil).These ten-year term options vest over three years in equal portions on the anniversary of the grant date.

The fair value of the stock options granted during the nine months ended September 30, 2012 has been determined to be $0.2 million (2011 - Nil). The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions:

2012
Risk-free interest rate	0.98%
Expected dividend yield	1.131%
Expected price volatility of the Company’s common shares	28.08%
Expected life of the option	2.0 years

This resulted in a weighted average fair value of C$6.67 per stock option.

During the three months ended September 30, 2012, an expense of $0.3 million (2011 - $0.6 million) related to stock options has been included in the consolidated statement of income and comprehensive income. For the nine months ended September 30, 2012, an expense of $1.2 million (2011 - $2.6 million) related to stock options has been included in the consolidated statement of income and comprehensive income. In addition, included in share-based compensation expense for the three and nine months ended September 30, 2012 were amounts of $0.3 million and $1.1 million (2011 - $0.3 million and $1.1 million) related to restricted share units.

d)             Share purchase warrants

During the nine months ended September 30, 2012, 7,492,400 share purchase warrants were exercised for proceeds of $241.4 million and 169,337 warrants expired unexercised.

Outstanding share purchase warrants, at September 30, 2012 and December 31, 2011, are as follows:

	September 30,	December 31,
	2012	2011
2012 Warrants(1)	—	5,716,749
2017 Warrants(2)	6,510,769	6,510,769
Gold Wheaton Warrants(3)	4,181,750	6,126,750
Special Warrant(4)	2,000,000	2,000,000
Total	12,692,519	20,354,268

(1)         2012 Warrants expired on March 13, 2012.

(2)         2017 Warrants have an exercise price of C$75.00 per warrant and expire on June 16, 2017.

(3)         Gold Wheaton Warrants were assumed as part of the acquisition of Gold Wheaton Gold Corp. (“Gold Wheaton”) in March 2011.The Company reserved for issuance 6,126,750 common shares in connection with Gold Wheaton warrants that were outstanding upon closing. 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have an expiry date of July 8, 2013 and an exercise price of C$10.00 and 875,000 warrants (136,150 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00.To-date 12,500,000 warrants have been exercised into 1,944,988 Franco-Nevada common shares. Holders of these warrants, which are now warrants of the Company’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash.The following are outstanding as at September 30, 2012:

	Exercise		Number of Gold	Equivalent Franco-Nevada	Equivalent Exercise
Expiry Dates	Price		Wheaton Warrants	Common Shares	Price
July 8, 2013	C$	10.00	25,999,998	4,045,600	C$	64.26
May 26, 2014	C$	5.00	875,000	136,150	C$	32.13
Total			26,874,998	4,181,750

(4)         The Special Warrants are exerciseable, without any further consideration, into 2,000,000 2017 Warrants, subject to the New Prosperity project achieving certain conditions.

Note 11 - Earnings per share (“EPS”)

	For the three months ended September 30, 2012
	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$52.0	145.3	$0.36
Effect of dilutive securities	—	1.3	(0.01)
Diluted EPS	$52.0	146.6	$0.35

	For the three months ended September 30, 2011
	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$44.1	127.1	$0.35
Effect of dilutive securities	—	3.1	(0.01)
Diluted EPS	$44.1	130.2	$0.34

	For the nine months ended September 30, 2012
	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$135.7	143.1	$0.95
Effect of dilutive securities	—	1.2	(0.01)
Diluted EPS	$135.7	144.3	$0.94

	For the nine months ended September 30, 2011
	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$98.6	123.4	$0.80
Effect of dilutive securities	—	2.1	(0.01)
Diluted EPS	$98.6	125.5	$0.79

As at September 30, 2012, the following were excluded in the computation of diluted EPS (i) stock options to purchase nil common shares (2011 - 229,666); (ii) warrants to purchase 10,556,369 common shares (2011 - 9,795,600); and (iii) 92,138 restricted share units (2011 - 68,458). These were excluded due to exercise prices of the warrants being greater than the weighted average price of the common shares for the quarter ended September 30, 2012 and also due to the performance criteria for the vesting of the RSUs having not been attained prior to September 30, 2012.

Note 12 - Subsequent event

On November 6, 2012, the Company announced its intention to acquire a 11.7% net royalty interest in the Weyburn Unit for C$400 million. The acquisition will have an effective date of October 1, 2012 and is expected to close before December 31, 2012.

CORPORATE INFORMATION

Directors	Listings

Pierre Lassonde, Chairman	Toronto Stock Exchange
Common shares: FNV
David Harquail, President & CEO	2017 Warrants: FNV.WT.A
1 warrant + C$75.00 = 1 common share
Derek Evans	Expiry: June 16, 2017
2013 Warrants: FNV.WT.B
Graham Farquharson	1 warrant + C$10.00 = 0.1556 common share
Expiry: July 8, 2013
Louis Gignac
NewYork Stock Exchange
Randall Oliphant	Common shares: FNV

Hon. David R. Peterson	Investor Information

Executive Management	Stefan Axell, Manager, Investor Relations

David Harquail	info@franco-nevada.com
President & CEO
www.franco-nevada.com
Sandip Rana
Chief Financial Officer	Tel:	(416) 306-6328
Toll Free:	(877) 401-3833
Paul Brink
Senior Vice President, Business Development	Transfer Agent

Jacqueline Jones	Computershare Investor Services Inc.
Chief Legal Officer & Corporate Secretary	100 University Avenue, 9th Floor
Toronto, Canada M5J 2Y1
GeoffWaterman	Toll Free:	(800) 564-6253
Chief Operating Officer	Tel:	(514) 982-7555
service@computershare.com
Head Office
Auditors
ExchangeTower
130 King Street West	PricewaterhouseCoopers LLP
Suite 740, P.O. Box 467	Toronto, Canada
Toronto, Canada M5X 1E4

Tel: (416) 306-6300
Fax:(416) 306-6330